Broadridge Financial Solutions, Inc.
5 Dakota Drive, Lake Success, NY 11042
516-472-5400

November 9, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20449

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Broadridge Financial Solutions, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which was filed with the U.S. Securities and Exchange Commission on November 9, 2016.

Sincerely,

BROADRIDGE FINANCIAL SOLUTIONS, INC.

By:/s/ Adam D. Amsterdam
Adam D. Amsterdam
Corporate Vice President
and General Counsel